SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 1, 2013

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On February 6, 2013, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing the closing on February 6, 2013 of its follow-on offering of 5,175,000 common units at $14.15 per common unit, which includes the full exercise of the underwriters’ option to purchase additional common units, raising gross proceeds of approximately $73.2 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On February 1, 2013, Navios entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of the several underwriters identified therein, in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the common units is filed as Exhibit 5.1 as part of this report.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer

Date: February 7, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated February 1, 2013

5.1	Opinion of Reeder & Simpson P.C. dated February 6, 2013

99.1	Press Release dated February 6, 2013